UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

     This   certificate  is  filed  by  KeySpan  Energy   Development  Co.  (the
"Company"), a subsidiary of KeySpan Corporation, which is a registered holding company.

     This certificate is notice that the above named Company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.         Type of the security or securities.

           Consolidated Demand Note

2.         Issue, renewal or guaranty.

           Issue

3.         Principal amount of each security.

           $106,679,064.21 [1]

4.         Rate of interest per annum of each security.

           8.375% per annum calculated monthly.

5.         Date of issue, renewal or guaranty of each security.

           December 31, 2002

6.         If renewal of security, give date of original issue.

           Not applicable.

7.         Date of maturity of each security.

           Perpetual term with principal due upon demand

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[1]  Consolidation  of (i)  one  outstanding  note  with a  remaining  principal balance of $99,929,064.21 which was originally issued on December 1, 2000 in the principal amount of $100,000,000 (the "Former Note"); and (ii) a note accounted for and issued by this transaction in the principal amount of $6,750,000.

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8.   Name of the person to whom each security was issued, renewed or guaranteed.

     The Company issued the Demand Note to KeySpan Luxembourg S.A.R.L., a subsidiary of KeySpan Corporation.

9.   Collateral given with each security, if any.

           None

10.  Consideration received for each security.

           $6,750,000 and the agreement to cancel the Former Note.

11.  Application of proceeds of each security.

     The proceeds from the issuance of the Demand Note will be used by the Company to finance its existing business. Specifically, the proceeds will be used (i) to pay down certain indebtedness of the Company; (ii) to provide working capital for the Company and its subsidiaries; and (iii) for general corporate purposes.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b). ( )

b. the provisions contained in the fourth sentence of Section 6(b). ( )

c. the provisions contained in any rule of the Commission other than Rule 48.(X)

13. If the security or securities are exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

           Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

           Not applicable

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

           Rule 52(b)



                                         KeySpan Energy Development Co.


                                         By:    /s/Michael J. Nilsen
                                         Name:  Michael J. Nilsen
                                         Title: Treasurer and Comptroller




DATE:  January 10, 2003





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